InterOil Corporation Management Discussion and Analysis For the Quarter and Nine Months Ended September 30, 2007 (Unaudited) Dated November 13, 2007
TABLE OF CONTENTS

TABLE OF CONTENTS	1
OVERVIEW	2
NON-GAAP MEASURES	2
LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS	3
BUSINESS ENVIRONMENT	4
RISK MANAGEMENT	4
BUSINESS STRATEGY	4
FINANCIAL RESULTS	5
QUARTER AND NINE MONTH PERIOD IN REVIEW	9
UPSTREAM — QUARTER AND NINE MONTH PERIOD IN REVIEW	9
MIDSTREAM REFINING — QUARTER AND NINE MONTH PERIOD IN REVIEW	15
MIDSTREAM LIQUEFACTION — QUARTER AND NINE MONTH PERIOD IN REVIEW	20
DOWNSTREAM — QUARTER AND NINE MONTH PERIOD IN REVIEW	23
CORPORATE — QUARTER AND NINE MONTH PERIOD IN REVIEW	27
LIQUIDITY AND CAPITAL RESOURCES	29
CRITICAL ACCOUNTING ESTIMATES	36
NEW ACCOUNTING STANDARDS	36
NON-GAAP MEASURES RECONCILIATION	37
PUBLIC SECURITIES FILINGS	38
GLOSSARY OF TERMS	38
The following Management Discussion and Analysis (MD&A), dated November 13, 2007, was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects. The information in this MD&A was approved by our Board of Directors on November 9, 2007 and incorporates all relevant considerations to that date. This MD&A should be read in conjunction with our revised audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2006 and our unaudited interim financial statements and accompanying notes for the quarter and nine month period ended September 30, 2007.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and are presented in United States dollars (USD) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Management Discussion and Analysis      INTEROIL CORPORATION       1

OVERVIEW
InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining and Liquefaction – Distributes the refined products it produces in Papua New Guinea both domestically and for export. Since early 2006, our business plan and operating strategy has evolved to include as a business objective, the development of an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Distributes refined products in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate – Engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable basis. Our Corporate segment results also include consolidation adjustments.
NON-GAAP MEASURES
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.
Management Discussion and Analysis      INTEROIL CORPORATION       2

LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, future capital and other expenditures. By its very nature, such forward-looking information requires InterOil to make assumptions that may not materialize or that may not be accurate.
Each forward-looking statement reflects our current view of future events and is subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to; the exploration and production, the refining and the distribution businesses are competitive; our refinery has not operated at full capacity for an extended period of time and our profitability may be materially affected if it is not able to do so; if we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected; if our refining margins do not meet our expectations and our refinery operations are not profitable; we may be required to write down the value of our refinery; our refinery’s financial condition may be materially adversely affected if we are unable to obtain crude feedstocks for our refinery; our refining operations expose us to risks, some of which are not insured; our hedging activities may incur losses; we may not be successful in our exploration for oil and gas; if we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea; our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value; new legislative, administrative or judicial actions that constrain licenses and permits from various government authorities may have a material affect on our operations; weather and unforeseen operating hazards may impact our operating activities; our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing; our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price; compliance with and changes in environmental laws could adversely affect our performance; you may be unable to enforce your legal rights against us; changing regulations regarding corporate governance and public disclosure could cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities; and the risks described under the heading “Risk Factors” in our Annual Information Form.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Amended Annual Information Form for the year ended December 31, 2006.
Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, InterOil does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Management Discussion and Analysis      INTEROIL CORPORATION       3

BUSINESS ENVIRONMENT
InterOil is developing a vertically integrated energy company with business segments through the whole hydrocarbon supply chain. InterOil is therefore exposed to the usual hydrocarbon production, refining and marketing business environment and regulatory regime applicable to the hydrocarbon industry.
A summary of the various business environment factors and risks can be found under the heading “Business Environment” in our Revised Management Discussion and Analysis dated October 29, 2007 available at www.sedar.com. We do not believe that our business environment has materially changed since the date of our 2006 Revised Annual Information Form.
RISK MANAGEMENT
Risk Factors
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2006 Revised Annual Information Form dated October 29, 2007 available at www.sedar.com. We do not believe that our business risks have materially changed since the date of our 2006 Revised Annual Information Form.
BUSINESS STRATEGY
Our strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which InterOil operates. We have taken a three-pronged approach when planning to achieve this strategy. A summary of the Strategic priorities and our approach can be found under the heading “Business Strategy” in our Revised Management Discussion and Analysis dated October 29, 2007 available at www.sedar.com.
Management Discussion and Analysis      INTEROIL CORPORATION       4

FINANCIAL RESULTS
Summary of Consolidated Financial Results for the Quarter and Nine month ended September 30, 2007
Net loss for the quarter ended September 30, 2007 was $17.9 million, an increase in the loss of $10.6 million over the same quarter in 2006. EBITDA for the quarter ended September 30, 2007 was negative $10.3 million, a decrease of $11.6 million over the same quarter in 2006.
In summary, the $10.6 million increase in loss for the quarter ended September 30, 2007 compared to the same period for 2006, is primarily due to:
✓ seismic costs in relation to the Elk extended well seismic program.

✓ expense related to our share of LNG Project preliminary costs.

✓ additional office and administration expenses associated with the LNG Project and higher share compensation expense.
These items were primarily offset by:
✓ improved refinery margins due to reduced fuel and operating costs and improved margins on export products.

✓ added Downstream sales volumes resulting from the Shell acquisition.
Net loss for the nine month period ended September 30, 2007 was $26.2 million, an improvement of $16.2 million over the same period in 2006. EBITDA for the nine month period ended September 30, 2007 was negative $1.6 million, an improvement of $19.4 million over the same period in 2006.
In summary, the $16.2 million improvement for the nine month period ended September 30, 2007 compared to the same period for 2006, is primarily due to:
✓ improved refinery margins resulting from optimization efforts and capital works undertaken during 2006.

✓ added Downstream sales volumes resulting from the Shell acquisition.

✓ recognition of a deferred gain during the period due to signing of the LNG Shareholder’s Agreement on July 31, 2007.
These improvements were primarily offset by:
✓ seismic costs in relation to the Elk extended well seismic program.

✓ expense related to our share of LNG Project preliminary costs.

✓ additional office and administration expenses associated with the LNG Project and higher share compensation expense.
A detailed explanation of our consolidated results for the quarter and nine month period ended September 30, 2007 is contained in the analysis section below. Following is a table containing the financial results for the quarter and nine months ended September 30, 2007 and 2006.
Management Discussion and Analysis      INTEROIL CORPORATION       5

	Quarter ended Sept 30,		Nine months ended Sept 30,
Consolidated - Operating results	2007(1)	2006	2007(1)	2006
($ thousands, unless otherwise indicated)		(restated)		(restated)

Sales and operating revenues	188,365	109,352	453,604	340,758
Interest revenue	501	1,048	1,734	2,375
Other non-allocated revenue	1,239	583	2,203	2,150

Total revenue	190,105	110,982	457,541	345,283

Cost of sales and operating expenses	(180,366)	(104,460)	(419,871)	(335,078)
Office and administration and other expenses	(14,836)	(9,079)	(33,029)	(27,911)
Foreign exchange gain/(loss)	2,011	4,402	2,240	4,494
Gain on LNG shareholder agreement	—	—	6,553	—
Loss on proportionate consolidation of LNG Project	(2,432)	—	(2,432)	—
Exploration costs	(4,232)	(505)	(12,071)	(6,227)
Exploration impairment	(505)	(31)	(526)	(1,528)

Earnings before interest, taxes, depreciation and amortization	(10,255)	1,370	(1,595)	(20,967)

Depreciation and amortization	(2,959)	(3,100)	(10,038)	(8,799)
Interest expense	(5,223)	(5,350)	(14,562)	(11,626)

Loss from ordinary activities before income taxes	(18,437)	(7,079)	(26,195)	(41,392)

Income tax expense	473	(291)	(71)	(1,337)

Non-controlling interest	72	47	66	307

Total net loss	(17,892)	(7,323)	(26,200)	(42,422)

Net loss per share (dollars)	(0.60)	(0.25)	(0.88)	(1.44)

Net loss per diluted share (dollars)	(0.60)	(0.25)	(0.88)	(1.44)

Total assets	626,769	524,641	626,769	524,641

Total liabilities	557,943	434,660	557,943	434,660

Cash flows from operations	(19,668)	1,137	(19,782)	(15,927)

Cash dividends declared per share	—	—	—	—

(1)	Our wholesale and retail distribution business segment acquired the business of Shell PNG Limited on October 1, 2006 and information in this table includes the results of the Shell business for the quarter and nine month period.
Analysis of Consolidated Quarterly Financial Results Comparing the Quarters Ended September 30, 2007 and 2006
While a complete discussion of each of the segment’s results can be found under the section “Quarter and Nine Month Period in Review,” the following points highlight some of the key movements, the net of which has resulted in a $10.6 million increase in our net loss between the quarter ended September 30, 2007 and the same quarter in 2006.

✓	$3.7 million increase in exploration costs in our Upstream segment relating to our portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting.

✓	$5.7 million additional office and administration and other expenses associated with the LNG Project, derivative losses and higher share compensation expense.

✓	$2.4 million loss on proportionate consolidation of the LNG Project due to higher contributions made by InterOil than the percentage shareholding in the LNG project. This loss will be recouped as the
Management Discussion and Analysis      INTEROIL CORPORATION       6

shareholding between the Joint Venture partners are equalized by the initial $200.0 million of cash calls to be funded by Merrill Lynch Commodities (Europe) Limited and Pacific LNG Operations Ltd.

✓	$2.4 million decrease in foreign exchange gain compared to the prior year quarter.
     The above items were partly offset by the following:

✓	$2.4 million improvement in Gross Margin (sales and operating revenues less cost of sales and operating expenses) from refinery operations between third quarter of 2007 and same quarter of 2006 primarily due to reduced fuel and operating costs and improved margins on export products.

✓	$0.7 million improvement in Gross Margin from our Downstream business for third quarter of 2007 over third quarter of 2006, mainly due to added volumes from the Shell acquisition and increased domestic demand. The positive impact of higher volumes has been partly offset by unfavorable IPP price movements compared to prior period.
Analysis of Consolidated Year to Date Financial Results Comparing the Nine Months Ended September 30, 2007 and 2006
The following points highlight some of the key movements that have resulted in a $16.2 million decrease in our net loss between the nine months ended September 30, 2007 and the same period in 2006.

✓	$23.1 million improvement in Gross Margin (sales and operating revenues less cost of sales and operating expenses) from refinery operations between the first nine months of 2007 and the same period of 2006. This is primarily due to the positive impact of revamp and optimization efforts and improved margins on export products.

✓	$3.8 million improvement in Gross Margin from our Downstream business for the first nine months of 2007 over the same period of 2006 mainly due to increased volumes resulting from the Shell acquisition and increased domestic demand coupled with a positive effect on Gross Margin due to IPP price movements over the nine month period.

✓	$6.6 million recognition of a deferred gain on the discounted interest rate on the bridging facility crystallized on signing of the LNG shareholder agreement.

✓	$1.0 million decrease in exploration impairment as compared to the prior year as Triceratops costs were expensed in 2006 due to impairment.
     These improvements were partly offset by the following:

✓	$5.8 million increase in exploration costs in our Upstream segment relating to our portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting.

✓	$5.1 million additional office and administration and other expenses associated with the LNG Project, derivative losses and higher share compensation expense.

✓	$2.4 million loss on proportionate consolidation of the LNG Project due to higher contributions made by InterOil than the percentage shareholding in the LNG project. This loss will be recouped as the shareholding between the Joint Venture partners are equalized by the initial $200.0 million of cash calls funded by Merrill Lynch Commodities (Europe) Limited and Pacific LNG Operations Ltd.

✓	$2.9 million increase in interest expense for the nine months as a result of the $130.0 million secured loan financing obtained during the second quarter of 2006.

✓	$2.3 million decrease in foreign exchange gain compared to the prior year period.
Management Discussion and Analysis      INTEROIL CORPORATION       7

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
Consolidated Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005
Following is a table containing the consolidated results for eight prior quarters by business segment.

Quarters ended
($ thousands unless stated	2007				2006(2), (3)			2005(1)
otherwise) (restated)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Upstream	1,176	397	395	705	900	2,684	959	854
Midstream – Refining and Marketing	168,737	114,584	103,055	147,538	94,687	106,825	103,105	108,625
Midstream – Liquefaction	10	5	—	—	—	—	—	—
Downstream	102,786	93,186	77,812	91,990	39,527	37,995	27,807	39,044
Corporate & Consolidated	(82,605)	(67,633)	(54,366)	(67,457)	(24,132)	(23,095)	(21,979)	(23,307)
Sales and operating revenues	190,105	140,539	126,896	172,776	110,982	124,409	109,892	125,216

Upstream	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)	(5,136)	(16,464)
Midstream – Refining and Marketing	(1,332)	3,775	6,336	9,144	1,674	(8,188)	(5,229)	(6,333)
Midstream – Liquefaction	(4,104)	(444)	(322)	(396)	(298)	—	—	—
Downstream	3,301	2,760	3,028	1,143	1,954	3,559	(326)	3,963
Corporate & Consolidated	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)	(1,321)	(834)
Earnings before interest, taxes, depreciation and amortization	(10,255)	5,557	3,102	6,873	1,370	(10,323)	(12,014)	(19,668)

Upstream	(4,716)	(5,831)	(4,318)	(954)	(1,310)	(2,098)	(5,335)	(16,554)
Midstream – Refining and Marketing	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)
Midstream – Liquefaction	(4,104)	(444)	(322)	(396)	(298)	—	—	—
Downstream	(255)	2,242	2,050	(427)	1,278	2,426	(282)	2,802
Corporate & Consolidated	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)	(1,603)	(893)

Net income (loss) per segment	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)	(17,825)	(17,272)	(26,267)

Net income (loss) per share (dollars)

Per Share – Basic	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)	(0.60)	(0.59)	(0.90)
Per Share – Diluted	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)	(0.60)	(0.59)	(0.90)

(1)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to conform with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segment’s result.

(2)	Our September 2006 quarterly results have been represented with our Midstream-Liquefaction segment separated out from the Midstream-Refining and Marketing segment, as the development of a liquefaction business has become an increasingly important component of our business.
Management Discussion and Analysis      INTEROIL CORPORATION       8

QUARTER AND NINE MONTH PERIOD IN REVIEW
The following section provides a review of the quarter and nine months ended September 30, 2007 for each of our business segments. It includes a business summary, an operational review of the quarter, a review of financial results, and an analysis of each business segment’s contribution to our corporate strategy.
UPSTREAM – QUARTER AND NINE MONTH PERIOD IN REVIEW
Upstream Business Summary
Our exploration and production business currently holds four exploration licenses and two retention licenses in Papua New Guinea, covering around nine million acres. Approximately 8.2 million acres are operated by us, being Petroleum Prospecting Licenses (‘PPL’) 236, 237 and 238. These operated licenses are located onshore in the Eastern Papuan Basin, northwest of Port Moresby and are 100% owned and operated by us. Our current exploration efforts are focused on these three licenses, majority of our exploration expenditures relating to PPL 238.
Our Indirect Participation Working Interest (‘IPWI’) investors have the right to participate up to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields. These investors have a 31.55% interest in the next three exploration wells and a 24.8% interest in the two subsequent exploration wells.
In addition, we own the following interests:
•	15.0% working interest in PPL 244, located offshore in the Gulf of Papua, operated by Talisman Energy Inc.

•	43.1% working interest in Petroleum Retention License (PRL) 4, operated by Austral Pacific Energy Limited

•	28.6% working interest in PRL 5, operated by Santos Asia Pacific Pty Ltd.
Upstream Operating Review

	Third	Second	First
	Quarter of	Quarter of	Quarter of	Year Ended
Key Upstream Metrics	2007	2007	2007	Dec 2006

Wells spudded in the period	—	—	1	1
Cumulative IPWI wells drilled	3	3	3	3
Total footage drilled in the period	2,148	4,687	4,064	6,087
Total spent on 2D seismic (millions)	$6.2	$6.6	$4.8	$6.8
Total spent on drilling (millions)	$6.8	$11.3	$6.8	$37.9
Elk-1 Well Control Insurance Claim
During the third quarter, we received a cash settlement of $7.0 million from our Insurers with respect to a claim under the company’s well control insurance policy. On June 11, 2006, we had an uncontrolled flow of gas to surface at Elk-1. No personnel were injured or major equipment damaged, and the well was immediately shut-in with blow out prevention equipment. However, we were unable to drill ahead until we regained operational control of the well. This insurance claim covered expenditures incurred during the 97 day period from June 11, 2006 to September 15, 2006 that were required to acquire and install equipment required to gain control of the Elk-1 well and allow us to drill ahead.
After deducting the insurance proceeds, Gross Elk-1 drilling and testing costs to September 30, 2007 were $28.7 million. Our net share of the Elk-1 cost is $24.8 million, and is capitalized at September 30, 2007, as part of our oil & gas properties pending further evaluation of the structure.
Management Discussion and Analysis      INTEROIL CORPORATION       9

Elk-2 Drilling & Testing
The Elk-2 well spudded on February 9, 2007. The primary objectives of this well were to delineate the base of the gas discovered in Elk-1, explore for the presence of oil and determine the thickness and quality of the limestone reservoir. On August 18, 2007, we reached the final Total Depth (TD) at Elk-2 of 10,922 feet (3,329 meters).
The Elk-2 well is located in PPL 238 and is a step out well situated 2.9 miles (4.7 km) north of the 2006 Elk-1 discovery well. The well targeted the Puri Limestone, the same carbonate reservoir in which Elk-1 encountered hydrocarbons, and the deeper Mendi limestone. The well penetrated a total of 3,253 feet (992 meters) of limestone, including an estimated true stratigraphic thickness of 1,745 feet (532 meters) of Puri Limestone and 957 feet (292 meters) of Mendi Limestone. The Elk thrust fault was encountered between 10,655 feet (3,248 meters) and 10,676 feet (3,254 meters) and a 269 foot (82 meter) repeat section of the uppermost Puri Limestone was drilled to TD.
Formation evaluation of the drilled interval included:
•	Wireline logs, consisting of conventional lithology, porosity and resistivity tools, as well as sonic and Formation Micro Image (FMI) logs to assess the extent and size of fractures were acquired in the open hole interval from 7,410 feet (2,258 meters) to 10,876 feet (3,315 meters).

•	Full diameter conventional cores were acquired in two intervals

•	A total of 97 rotary side wall cores were acquired throughout the reservoir interval

•	Wellbore seismic was completed including:-
o	Two zero offset Velocity Seismic Profiles (VSP’s) including an initial look ahead survey at 7,410 feet (2,259 meters).

o	Two walk away VSP’s shot simultaneously with surface acquisition of two Elk seismic lines to correlate drilled depth to seismic times and enable correlation of well logs with seismic data.
A preliminary Drill Stem Test (DST) #1 was completed in June 2007, and gas flowed to surface at a non-commercial rate of 140,000 cubic feet per day. On August 19, testing re-commenced with DST#2 in which a total of nine intervals were tested, without confirmation of commercial flows of hydrocarbons.
Results (Depths in this section refer to true vertical depth below sea level)
While the technical data recovered from Elk-2 is still being analyzed, the pressure results of DST#2, indicate a Gas Water Contact (GWC) at approximately 7,347 feet (2,240 meters). No flow to surface occurred in tests conducted at depths shallower than 8,511 feet (2,595 meters) and as such, the presence, or absence, of an oil leg in the field has yet to be determined, therefore, presence of hydrocarbons between 2,595 meters and 2,240 meters will need to be determined from subsequent drilling before a final hydrocarbon column can be confirmed.
The Elk structure hydrocarbons are currently being evaluated as contingent and/or prospective resources and are not classified as proved reserves under definitions adopted by the United States or Canadian regulatory authorities, as their volume and commerciality are still undetermined.
The status of Elk-2 is “Suspended” to accommodate the possibility of re-entering this wellbore at a future date to drill a side-track to intersect permeable reservoir above the projected hydrocarbon - water contact.
Total Gross cost incurred to September 30, 2007 to drill and test Elk-2 was $31.9 million. As Elk-2 is not one of the eight IPWI exploration wells, our partners have contributed cash to cover their 31.55% of the Elk-2 drilling and testing costs. Therefore, the company’s Net 68.45% share of the Elk-2 costs is $21.9 million, which is capitalized at September 30, 2007 as part of the company’s Oil & Gas Properties.
Elk-2 testing was still in progress at September 30. Evaluation of the logs, cores, VSP’s and DST’s from Elk-2 will continue for the next several months. The current projection of the GWC from Elk-2 test data suggests an
Management Discussion and Analysis      INTEROIL CORPORATION       10

increase in resource estimates, when analysed in conjunction with the 2007 appraisal seismic, (see below). Once Elk-4 has been drilled and evaluated there exists the potential to sidetrack Elk-2 to intersect permeable zones of interest above the water contact, without the time consuming drilling through the overlying formation. The evaluation of the Elk structure is therefore a work in progress and as a result the capitalized exploration costs are maintained in the balance sheet.
Elk Appraisal Seismic
During 2007, an active exploration and evaluation 2D seismic program was initiated to further delineate the Elk structure and a separate on-trend lead known as Bighorn, to the southeast of Elk.
We employed the technical services of Compagnie General de Geophysique (CGG) of France to conduct the 2007 2D seismic acquisition program. An extensive field parameter testing program was conducted prior to the commencement of the survey resulting in substantially improved quality of the data compared to previous acquisition in the area.
The seismic crew, consisting of over 400 people including local labor, was first mobilized on January 15, 2007. The seismic program acquired during 2007 consists of 12 lines totaling over 143 miles (230 kilometers) with acquisition completed mid-October.
Final processing is expected to be complete in November at which time re-mapping of the Elk and Antelope blocks will be undertaken.
While results are still preliminary, management is encouraged by the increased potential areal extent of the Elk/Antelope play to the south (taking into consideration the revised GWC) and also by seismic indications of the existence of a reef and platform development in the Antelope block, which was further supported by the presence of reefal material in the Elk-2 cores.
The presence of shallow water carbonate in the Antelope block is believed to be analogous to the Uramu and Iviri platform and reef complex in the southwestern corner of PPL237 in which the Uramu gas discovery was made. The wells drilled into reefs have demonstrated superior reservoir characteristics with porosities above 20%, high permeabilities and net to gross ratios in excess of 80%.
Total Gross cost incurred to September 30, 2007 to acquire the Elk Appraisal Seismic was $17.7 million. As this appraisal seismic is not part of the eight IPWI exploration wells, our partners have contributed cash calls covering their 31.55% of these seismic costs. Therefore, our net 68.45% share of the Elk Appraisal Seismic costs is $12.1 million, which has been expensed in the nine months to September 30, 2007 as part of the company’s exploration cost, in accordance with the Successful Efforts Accounting treatment of all Geological & Geophysical expenses.
Forward Plan
Our fourth quarter activity includes:
•	Spudding a third Elk well in November. This well is planned as an 8,125 foot (2,500 meter) test of the Elk fractured limestone structure and is located 0.9 miles (1.5 kilometers) south of Elk-1. Although this is our third Elk well, this well is called Elk-4, as the Elk-3 designation was reserved for the planned side track of Elk-2, which has been deferred.

•	Participating in a non-operated, 26 mile (43 kilometer) 2D seismic program over the Stanley gas/condensate discovery in Petroleum Retention License 4 (PRL 4) license. Our interest in this license is 43.1%.
Management Discussion and Analysis      INTEROIL CORPORATION       11

Upstream Financial Results for Quarter and Nine Months Ended September 30, 2007 and 2006
Following is a table containing the financial results for the quarter and nine months ended September 30, 2007 and September 30, 2006.

	Quarter ended Sep 30,		Nine months ended Sep 30,
Upstream - Operating results	2007(1)	2006	2007(1)	2006
($ thousands)		(restated)		(restated)

Sales and operating revenues	—	—	—	—
Interest revenue	58	340	347	2,444
Other non-allocated revenue	1,118	560	1,620	2,100

Total revenue	1,176	900	1,967	4,544

Cost of sales and operating expenses	—	—	—	—
Office and administration and other expenses	(1,408)	(1,609)	(3,192)	(5,070)
Foreign exchange gain/(loss)	(45)	78	(695)	116
Exploration costs	(4,232)	(505)	(12,071)	(6,227)
Exploration impairment	(505)	31	(526)	(1,528)

Earnings before interest, taxes, depreciation and amortization	(5,015)	(1,106)	(14,517)	(8,165)

Depreciation and amortization	299	(202)	(348)	(573)
Interest expense	—	(1)	—	(4)

Loss from ordinary activities before income taxes	(4,716)	(1,310)	(14,865)	(8,743)

Income tax expense	—	—	—	—

Total net loss	(4,716)	(1,310)	(14,865)	(8,743)

(1)	Our third quarter and first nine months of 2006 segment results have been represented to conform with the presentation adopted for the year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segment’s result.
Analysis of Upstream Financial Results Comparing Quarter Ended September 30, 2007 and 2006
During the third quarter of 2007, the Upstream business had a net loss of $4.7 million, compared with a loss of $1.3 million in the third quarter of 2006.
The key variances in the quarter ended September 30, 2007, compared with the same quarter in 2006, are primarily due to:

✓	$3.7 million additional exploration costs expensed in the third quarter of 2007 due to our portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting.

✓	$0.5 million additional exploration impairment due to the write off of cash calls paid by us for seismic and exploratory activities in PRL # 4 & 5 conducted by the joint venture operator.

✓	$0.6 million increase in other unallocated revenue due to higher third party rental income from our rig as the rig was used on the extended well program which is capitalized by us and IPI investor’s share is only 31.55% of the program.
Management Discussion and Analysis      INTEROIL CORPORATION       12

Analysis of Upstream Financial Results Comparing the Nine Months Ended September 30, 2007 and 2006
During the first nine months of 2007, the Upstream business had a net loss of $14.9 million as compared to a net loss of $8.7 million in the same period of 2006.
The key variances in the nine months ended September 30, 2007, compared with the same period in 2006, are primarily due to:
✓   $5.8 million additional exploration costs expensed in the first nine months of 2007 due to our portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting.
✓   $1.0 million decrease in exploration impairment as compared to the prior year as Triceratops costs were expensed in 2006 due to impairment.
✓   $2.1 million decrease in interest revenue due to lower cash and cash equivalents available on account of usage of indirect participation funds.
✓   $0.4 million decrease in other unallocated revenue is due to lower third party rental income from our rig as the rig was used on the extended well program which is capitalized by us and IPI investor’s share is only 31.55% of the program as compared to 100% of the exploration program in prior period. This decrease has been partly offset by higher rig rental income charged by us during the year.
✓   $1.9 million decrease in office and administration and other expenses relates mainly to lower rig expenses.
Management Discussion and Analysis     INTEROIL CORPORATION     13

Upstream Financial Results for Quarter Ended September 30, 2007 and the Preceding Seven Quarters

Upstream – Operating
results	2007			2006				2005
($ thousands) (restated)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

External sales	—	—	—	—	—	—	—	—
Inter-segment revenue	—	—	—	—	—	—	—	—
Other non-allocated revenue	1,176	397	395	705	900	2,684	959	854

Total segment revenue	1,176	397	395	705	900	2,684	959	854

Cost of sales and operating expenses	—	—	—	—	—	—	—	—
Office and administration and other expenses	(1,408)	(969)	(815)	(1,300)	(1,609)	(2,491)	(970)	(742)
Foreign exchange gain/(loss)	(45)	(397)	(253)	(54)	78	121	(83)	232
Exploration costs	(4,232)	(4,518)	(3,322)	50	(505)	(2,162)	(3,560)	(4,648)
Exploration impairment	(505)	(6)	(14)	(119)	30	(76)	(1,482)	(12,160)

Earnings before interest, taxes, depreciation and amortization	(5,015)	(5,493)	(4,009)	(717)	(1,106)	(1,924)	(5,136)	(16,464)

Depreciation and amortization	299	(338)	(309)	(233)	(202)	(173)	(198)	(96)
Interest expense	—	—	—	(2)	(1)	(1)	(1)	6

Loss from ordinary activities before income taxes	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)	(5,335)	(16,554)

Income tax expense	—	—	—	—	—	—	—	—

Total net loss	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)	(5,335)	(16,554)

Management Discussion and Analysis     INTEROIL CORPORATION     14

MIDSTREAM REFINING – QUARTER AND NINE MONTH PERIOD IN REVIEW
Midstream Refining and Marketing Business Summary
The refinery operations predominately relate to our facilities situated at Napa Napa in Port Moresby, the capital city of Papua New Guinea. Our refinery comprises of a 32,500 barrel per day crude distillation unit (CDU) and a 3,500 barrel per day catalytic reforming unit (CRU) which was commissioned during the second half of 2004 and began commercial operations in 2005. We are the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is sufficient to meet 100% of that country’s domestic demand for diesel, jet fuel and gasoline. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.
Operation of the CDU also results in the production of naphtha and low sulfur waxy residue and sometimes limited volumes of LPG’s are produced depending on the crude feedstock. To the extent that we do not convert naphtha to gasoline within the CRU, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Majority of the low sulfur waxy residue is exported as it is valued by more complex refineries as cracker feedstock.
Midstream Refining and Marketing Operating Review

	Quarters ended		Nine months ended
	Sep 30,		Sep 30,
Key Refining and Marketing Metrics	2007	2006	2007	2006

Net income/(loss) ($ millions)	$(12.2)	$(4.3)	$(11.8)	$(27.8)
EBITDA ($ millions)	$(1.3)	$1.6	$8.8	$(11.7)
Throughput (barrels ‘000) (1)	1,494	1,294	4,509	3,697
Operating days	71	75	229	188
Cost of production per barrel(2)	$2.12	$4.13	$2.38	$3.27
Working capital financing cost per barrel of production(2)	$0.91	$1.83	$0.78	$1.20
Distillates as percentage of production	65%	70%	65%	64%

(1)	Total throughput for the period

(2)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the period.
Management Discussion and Analysis     INTEROIL CORPORATION     15

The net loss in third quarter 2007 was $12.2 million, compared with a $4.3 million net loss for the same quarter of 2006. EBITDA for the third quarter 2007 was negative $1.3 million compared with positive $1.6 million in the third quarter of 2006.
The net result for the nine months ended September 30, 2007 improved by $16 million to negative $11.8 million compared to the same period of 2006. EBITDA for the nine months ended September 30, 2007 improved by $20.5 million to $8.8 million, compared with the EBITDA for the same period in 2006.
In the third quarter 2007, throughput was 1.5 million barrels versus 1.3 million barrels in the third quarter of 2006. The increase in throughput was the result of fewer shutdown days in the third quarter of 2007 compared with the third quarter of 2006.
Total operating costs were down approximately $1.5 million when comparing the two periods. The net result was that cost of production per barrel has reduced by $2.01 per barrel from $4.13 per barrel in third quarter 2006 to $2.12 in third quarter 2007.
During 2006, the refinery’s objective was to satisfy the domestic Papua New Guinea demand for diesel, jet, kerosene and gasoline while minimizing production of naphtha and low sulphur waxy residue (LSWR). In 2007, we reacted to improvements to naphtha prices available in the Singapore market and adjusted our crude slate and production scheduling to take advantage of this, whilst still meeting our core objective to supply the Papua New Guinea requirements for diesel, jet, kerosene and gasoline.
Midstream Refining and Marketing Financial Results for the Quarter and Nine Months Ended September 30, 2007 and 2006
Following is a table containing the financial results for the quarter and nine months ended September 30, 2007 and 2006.

Midstream
Refining and Marketing - Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2007	2006(1)	2007	2006(1)

External sales	85,733	69,901	180,484	235,577
Inter-segment revenue (2)	82,989	24,665	205,853	68,690
Interest and other revenue	15	121	39	350

Total revenue	168,737	94,687	386,377	304,617

Cost of sales and operating expenses	(166,780)	(95,052)	(371,695)	(312,710)
Office and administration and other expenses	(2,383)	(2,539)	(6,932)	(8,214)
(Loss)/gain on derivative contracts	(2,468)	484	(1,453)	361
Foreign exchange gain	1,562	4,094	2,483	4,202

Earnings before interest, taxes, depreciation and amortization	(1,332)	1,674	8,779	(11,744)

Depreciation and amortization	(2,781)	(2,699)	(8,246)	(7,923)
Interest expense	(8,155)	(3,330)	(12,401)	(8,402)

Loss from ordinary activities before income taxes	(12,268)	(4,355)	(11,869)	(28,070)

Income tax expense	—	—	—	—

Non-controlling interest	69	46	64	301

Total net (loss)/income	(12,199)	(4,309)	(11,805)	(27,769)

Management Discussion and Analysis     INTEROIL CORPORATION     16

(1)	Our third quarter and first nine months of 2006 segment results have been represented to conform with the presentation adopted for reporting the year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segments result.

(2)	Our wholesale and retail distribution business segment acquired the business of Shell Papua New Guinea Limited in Q4 2006, as a result of which Midstream – Refinery and Marketing external sales have reduced and inter-segment revenue has increased since Q4 2006.
Analysis of Midstream Financial Results Comparing the Quarters Ended September 30, 2007 and 2006
During the quarter ended September 30, 2007, the Midstream business net loss was $12.2 million, compared with a loss of $4.3 million in the same period of 2006.
The key variances between the two quarters are explained as follows:
✓   An increase in Gross Margin of $2.4 million for the third quarter of 2007 when compared to the third quarter of 2006 was primarily due to a combination of movements in the following:
Elements within our control
+ Reduced fuel consumption

+ Decreased fuel cost

+ Improved premiums negotiated on LSWR exports

+ Decreased direct operating costs

- Risk management activity (subject to hedge accounting)
Elements outside our control
+ Improved Mean of Platts Singapore (‘MOPS’) Naphtha pricing versus benchmark crude

+ Marginally improved MOPS LSWR pricing versus benchmark crude

- Decreased IPP/Posted pricing versus MOPS benchmark pricing for diesel, jet & gasoline fuels
✓   $0.2 million decrease in office and administration and other expenses due to a number of factors, including decreased external consultant costs and decreased repair and maintenance costs, as compared to the same quarter in 2006. The decrease is also contributed by lower financing charges on crude cargo letters of credit raised with BNP Paribas.
✓   $3.0 million decrease to the gain on derivative contracts due to price risk management activity that is deemed not to be subject to hedge accounting, which resulted in unfavorable earnings impact.
✓   $0.1 million increase to the depreciation charge was as a result of capital works completed in third quarter 2006 being depreciated in third quarter 2007
✓   $4.8 million increase in interest expense. The interest expense is comprised of a $5.8m charge from the Corporate segment that was not charged in 2006 offset by a $1 million interest decrease due to increased utilization of the cash backing component of our working capital facility balance, decreased working capital loan balances and reduced interest on OPIC loan balances due to repayment of capital during 2006.
Analysis of Midstream Financial Results Comparing the Nine Months Ended September 30, 2007 and 2006
During the nine months ended September 30, 2007, the Midstream business net loss was $11.8 million, compared with a loss of $27.8 million in the same period of 2006.
The key variances between the two periods are explained as follows:
✓ An increase in Gross Margin of $23.1 million for the nine months ended September 30, 2007 when compared to the same period in 2006 was primarily due to a combination of movements in the following:
Elements within our control
+ Improved yield structure
Management Discussion and Analysis     INTEROIL CORPORATION     17

+ Reduced fuel consumption

+ Decreased fuel cost

+ Improved premiums negotiated on export products

+ Decreased direct operating costs

- Risk management activity (subject to hedge accounting)
Elements outside our control
+ Improved MOPS Naphtha pricing versus benchmark crude

- Decreased MOPS LSWR pricing versus benchmark crude

- Decreased IPP/Posted pricing versus MOPS benchmark pricing for diesel, jet & gasoline fuels
✓   $1.3 million decrease in office and administration and other expenses due to a number of factors, including decreased external consultant costs and decreased repair and maintenance costs, as compared to the same quarter in 2006. Also contributing to the decrease was lower financing charges on crude cargo letters of credit raised with BNP Paribas.
✓   $1.8 million decrease to the gain on derivative contracts due to increased price risk management activity that is deemed not to be subject to hedge accounting, which resulted in unfavorable earnings impact.
✓   $1.7 million decrease in foreign exchange gain mainly due to actual foreign currency transaction rates closely matching rates entered in our accounting system, as a result of changing the source of the rates entered in the accounting system and negotiating improved rates on our Papua New Guinea kina to United States dollar transactions during the second half of 2006.
✓   $0.3 million increase to the depreciation charge was as a result of capital improvements completed in third quarter 2006 being depreciated for the nine months of 2007.
✓   $4.0 million increase in interest expense. The interest expense was comprised of a $5.8 million charge from the corporate segment that was not charged in 2006 offset by a $1.8m interest reduction due to increased utilization of the cash backing component of our working capital facility balance, decreased working capital loan balances and reduced interest on OPIC loan balances due to repayment of capital during 2006.
Management Discussion and Analysis     INTEROIL CORPORATION     18

Midstream Financial Results for the Quarter Ended September 30, 2007 and the Preceding Seven Quarters

Operating results	2007			2006				2005
($ thousands)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

External sales	85,733	46,538	48,213	79,634	69,901	84,823	80,854	84,891
Inter-segment revenue	82,989	68,031	54,833	67,894	24,665	21,870	22,155	23,597
Interest and other revenue	15	15	9	10	121	132	96	137

Total segment revenue	168,737	114,584	103,055	147,538	94,687	106,825	103,105	108,625

Cost of sales and operating expenses	(166,780)	(110,074)	(94,841)	(138,664)	(95,052)	(112,108)	(105,550)	(112,480)
Office and administration and other expenses	(2,383)	(2,324)	(2,225)	(2,396)	(2,539)	(3,969)	(1,727)	(1,805)
(Loss)/gain on derivative contracts	(2,468)	561	454	2,233	484	(8)	(94)	576
Foreign exchange gain/(loss)	1,562	1,028	(107)	433	4,094	1,071	(963)	(1,249)

Earnings before interest, taxes, depreciation and amortization	(1,332)	3,775	6,336	9,144	1,674	(8,188)	(5,229)	(6,333)

Depreciation and amortization	(2,781)	(2,748)	(2,717)	(2,806)	(2,699)	(2,626)	(2,598)	(2,663)
Interest expense	(8,155)	(2,156)	(2,091)	(2,478)	(3,330)	(2,731)	(2,342)	(2,755)

Loss from ordinary activities before income taxes	(12,268)	(1,129)	1,528	3,860	(4,355)	(13,545)	(10,169)	(11,751)

Income tax expense	—	—	—	—	—	—	—	—
Non- controlling Interest	69	12	(17)	(42)	46	137	117	129

Total net income/(loss)	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)

Management Discussion and Analysis     INTEROIL CORPORATION     19

MIDSTREAM LIQUEFACTION – QUARTER AND NINE MONTH PERIOD IN REVIEW
Midstream Liquefaction Operating Review
Our liquefaction segment is in the early stages of its development. In May 2006, InterOil signed a memorandum of understanding with the Independent State of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and an affiliate of Clarion Finanz AG. The tri-partite agreement relates to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (LNG) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk location in the adjacent Gulf Province of PNG, as well as sourced suppliers of gas, and LNG storage and handling. The LNG facility is expected to interface with our existing refining and share certain facilities.
On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company” – previously 100% subsidiary of InterOil). The signing of this Shareholders’ Agreement meant that PNG LNG Inc. is no longer a subsidiary of InterOil Corporation and is a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement. As the entity is now a joint venture, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in our consolidated financial statements from the date of the Shareholders’ Agreement.
To date, progress has been made on a number of key components necessary to develop a LNG project. During the remainder of 2007, we anticipate further development stage activities aimed towards the financing, government approvals and construction of such an LNG plant.
If approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk location or otherwise, to support or justify an LNG facility.
Management Discussion and Analysis     INTEROIL CORPORATION     20

Midstream Liquefaction Financial Results for the Quarter and Nine Months Ended September 30, 2007 and 2006
Following is a table containing the financial results for the quarter and nine months ended September 30, 2007 and 2006.

Midstream
Liquefaction - Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2007	2006(1)	2007	2006(1)

External sales	—	—	—	—
Interest revenue	10	—	15	—

Total revenue	10	—	15	—

Cost of sales and operating expenses	—	—	—	—
Office and administration and other expenses	(1,682)	(298)	(2,454)	(298)
Loss on proportionate consolidation of PNG LNG Inc.	(2,432)	—	(2,432)	—

Earnings before interest, taxes, depreciation and amortization	(4,104)	(298)	(4,871)	(298)

Depreciation and amortization	—	—	—	—
Interest expense	—	—	—	—

Loss from ordinary activities before income taxes	(4,104)	(298)	(4,871)	(298)

Income tax expense	—	—	—	—

Total net loss	(4,104)	(298)	(4,871)	(298)

(1)	Our liquefaction segment was formed in the third quarter of 2006. The liquefaction business is in an early stage of development.
Analysis of Midstream Liquefaction Financial Results Comparing the Quarter and Nine Months Ended September 2007 and 2006
All costs to the date of Shareholders’ Agreement relating to this segment have been expensed. These costs included expenses relating to employees, office premises and consultants. All costs incurred, subsequent to the date of the Shareholders’ Agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG construction project.
As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued with full voting rights with each share controlling one board position.  Two ‘A’ Class shares were issued to InterOil, two to Merrill Lynch Commodities (Europe) Limited, and one to Pacific LNG Operations Ltd. All key operational matters require ‘Unanimous’ Board resolution which shows that none of the joint venturers are in a position to exercise unilateral control over the joint venture. The signing of the Shareholders’ Agreement means that PNG LNG Inc. is no longer a subsidiary of InterOil Corporation and is a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement. As the entity is now a joint venture, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in our consolidated financial statements from the date of the Shareholders’ Agreement.
Management Discussion and Analysis     INTEROIL CORPORATION     21

We were also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of its contribution to the LNG Project up to the date of the Shareholders’ Agreement. The main items contributed by us into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc. The LNG Partners will contribute cash into the Joint Venture Company by way of cash calls. Based on the Agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As at September 30, 2007 InterOil held 90.91% shareholding in the joint venture. The balance of the shareholding is held equally by Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited.
Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have initially approved and agreed to provide a total of $40.0 million to fund cash costs incurred through Front End Engineering and Design (FEED) phase until the Final Investment Decision (FID) milestone is achieved.
Midstream Liquefaction Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Midstream Liquefaction
- Operating results	2007			2006				2005
($ thousands)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

External sales	—	—	—	—	—	—	—	—
Inter-segment revenue	10	5	—	—	—	—	—	—

Total segment revenue	10	5	—	—	—	—	—	—

Cost of sales and operating expenses	—	—	—	—	—	—	—	—

Office and administration and other expenses	(1,682)	(449)	(322)	(396)	(298)	—	—	—

Loss on proportionate consolidation of PNG LNG Inc.	(2,432)	—	—	—	—	—	—	—

Earnings before interest, taxes, depreciation and amortization	(4,104)	(444)	(322)	(396)	(298)	—	—	—

Depreciation and amortization	—	—	—	—	—	—	—	—

Interest expense	—	—	—	—	—	—	—	—

Loss from ordinary activities before income taxes	(4,104)	(444)	(322)	(396)	(298)	—	—	—

Income tax expense	—	—	—	—	—	—	—	—

Total net income/(loss)	(4,104)	(444)	(322)	(396)	(298)	—	—	—

Management Discussion and Analysis     INTEROIL CORPORATION     22

DOWNSTREAM — QUARTER AND NINE MONTH PERIOD IN REVIEW
Downstream Business Summary
Our wholesale and retail distribution business is the largest and most comprehensive refined petroleum products distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products which, at the end of the third quarter of 2007, supplies approximately 69% of Papua New Guinea’s refined petroleum product needs. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining business segment with the exception of lubricants, fuel oil and avgas.
As at September 2007, we provided petroleum products to 63 retail service stations that operate under the InterOil brand name. Of the 63 service stations that we supply, 35 are owned by us or head leased, with a sublease to company approved operators. The remaining 28 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements.
In addition to the retail distribution network, we supply petroleum products as a wholesaler to commercial clients and also operates 12 aviation refueling stations throughout Papua New Guinea. We own and operate 6 larger terminals and 11 depots that are used as staging posts to supply product throughout Papua New Guinea. We are currently reviewing terminal and depot assets after the result of the Shell acquisition with a view to rationalizing duplicate assets. By the end of the third quarter of 2007, we had ceased selling product from six depots and these depots are either being used purely as storage sites or are to be dismantled in the near future. More than two-thirds of the volume of petroleum products that we sold during the three quarters of 2007 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, the sales to our larger commercial customers are generally at lower margins.
Management Discussion and Analysis     INTEROIL CORPORATION     23

Downstream Operating Review

	Quarters ended Sep 30,		Nine months ended Sep 30,
Key Downstream Metrics	2007	2006	2007	2006

Net income/(loss) ($ millions)	($0.3)	$1.3	$4.0	$3.4
EBITDA ($ millions)	$3.3	$2.0	$9.1	$5.2
Market share (1)	69%	26%	70%	26%
Sales volumes (‘000 of liters) (2)	141,926	54,418	406,854	156,320
Cost of distribution per liter ($ per liter) (3)	$0.02	$0.06	$0.02	$0.06

(1)	Market share has been calculated based on domestic purchases of product from the refinery and only includes the effect of the Shell acquisition from October 1, 2006.

(2)	Sales volumes reflect the actual sales volumes achieved for the period and therefore only include the effect of the Shell acquisition from October 1, 2006.

(3)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
The diesel IPP price fell from 1.59 PGK on January 8, 2007 to 1.47 PGK on March 8, 2007 and then subsequently rose again to PGK 1.69 on June 8 Since then it has continued to steadily rise to PGK 1.79 on September 8, 2007. The IPP price is set on the eighth day of each month and in a market where IPP is steadily improving, the price change results in products sourced from the refinery being sold at higher margins depending on time of purchase. This in turn increases the Gross Margin earned by the Downstream business.
Management Discussion and Analysis     INTEROIL CORPORATION     24

Downstream Financial Results for the quarter and Nine Months Ended September 30, 2007 and 2006
Following is a table containing the financial results for the quarter and nine months ended September 30, 2007 and 2006.

Downstream - Operating results	Quarter ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2007	2006(1)	2007	2006(1)

External sales	102,632	39,451	273,119	105,181
Inter-segment revenue	16	43	63	52
Interest and other revenue	138	32	602	97

Total revenue	102,787	39,527	273,785	105,329

Cost of sales and operating expenses	(96,591)	(34,116)	(255,307)	(91,110)
Office and administration and other expenses	(2,894)	(3,456)	(9,388)	(9,032)

Earnings before interest, taxes, depreciation and amortization	3,301	1,953	9,089	5,186

Depreciation and amortization	(497)	(221)	(1,504)	(373)
Interest expense	(3,320)	(38)	(3,293)	(115)

Net income (loss) from ordinary activities before income taxes	(516)	1,694	4,291	4,698

Income tax expense	261	(416)	(253)	(1,277)

Total net income (loss)	(255)	1,278	4,038	3,421

(1)	Our wholesale and retail distribution business segment acquired the business of Shell Papua New Guinea Limited in Q4 2006 and as a result the first nine months of 2006 balances do not contain results of Shell operations.

(2)	Our third quarter and first nine months of 2006 has been represented to conform with the presentation of results adopted for the year ended December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segment’s result.
Downstream Financial Results Analysis Comparing Quarter Ended September 30, 2007 and 2006
During the quarter ended September 30, 2007, the Downstream business made a net loss of $0.3 million, compared with $1.3 million profit in the same quarter of 2006.
The key sources of variance between these quarters are as follows:
✓	$3.2 million increase in interest expense over the previous period due to interest charges from Corporate to Downstream during the quarter on intercompany loans mainly relating to funding provided for BP and Shell acquisition.

✓	$0.7 million decrease in income tax expense during the third quarter of 2007 on lower earnings and future tax adjustments.

✓	$0.7 million increase in Gross Margin during the third quarter of 2007 over the same quarter of 2006 mainly due to increased volumes resulting from the Shell Acquisition and increased domestic demand, coupled with a net positive effect on Gross Margin due to IPP price movements as applied to the inventory sold during the quarter.
Management Discussion and Analysis     INTEROIL CORPORATION     25

Analysis of Downstream Financial Results Comparing the Nine Months Ended September 30, 2007 and 2006
During the nine months ended September 30, 2007, the Downstream business earned a net income of $4.0 million compared with $3.4 million in the same period of 2006.
The key sources of variance between these periods were as follows:
✓	$3.8 million increase in Gross Margin in nine months ended September 30, 2007 over same period last year was mainly due to added volumes from the Shell acquisition and increased domestic demand, coupled with a net positive effect on Gross Margin due to IPP price movements as applied to the inventory sold during the period.

✓	$0.4 million increase in office and administration and other expenses due to a number of factors including added insurance costs from the acquisition and inclusion of the Shell business. Also the Downstream operations incurred higher Corporate allocations, increased repairs and maintenance costs, and increased travel costs.

✓	$1.1 million increase in depreciation expense over the nine months ended September 30, 2006 related primarily to the addition of the Shell assets on October 1, 2006.

✓	$3.2 million increase in interest expense over the previous period due to interest charges from Corporate to Downstream during the quarter on intercompany loans mainly relating to funding provided for the BP and Shell acquisitions.
Downstream Financial Results for Quarter Ended September 30, 2007 and the Preceding Seven Quarters

Downstream – Operating
results	2007			2006				2005
($ thousands)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

External sales	102,632	92,782	77,705	90,695	39,451	37,955	27,775	39,192
Inter-segment revenue	16	27	20	(29)	43	8	—	(437)
Interest and other revenue	138	377	87	1,324	33	32	32	289

Total segment revenue	102,787	93,186	77,812	91,990	39,527	37,995	27,807	39,044

Cost of sales and operating expenses	(96,591)	(87,109)	(71,608)	(87,521)	(35,743)	(33,447)	(26,801)	(34,933)
Office and administration and other expenses	(2,894)	(3,317)	(3,176)	(3,326)	(1,830)	(989)	(1,333)	(148)

Earnings before interest, taxes, depreciation and amortization	3,301	2,760	3,028	1,143	1,954	3,559	(327)	3,963

Depreciation and amortization	(497)	(552)	(456)	(537)	(222)	(90)	(62)	(55)

Interest expense	(3,320)	66	(39)	(36)	(38)	(39)	(38)	(44)

Income from ordinary activities before income taxes	(516)	2,274	2,533	570	1,694	3,430	(427)	3,865

Income tax expense	261	(32)	(483)	(997)	(416)	(1,004)	145	(1,063)

Total net income/(loss)	(255)	2,242	2,050	(427)	1,278	2,426	(282)	2,802

Management Discussion and Analysis     INTEROIL CORPORATION     26

CORPORATE — QUARTER AND NINE MONTH PERIOD IN REVIEW
Corporate Restated Financial Results for Quarter and the Nine Months Ended September 30, 2007 and 2006
Following is a table containing the financial results for the quarter and nine months ended September 30, 2007 and 2006.

	Quarter ended		Nine months ended
Corporate - Operating results	Sep 30,		Sep 30,
($ thousands)	2006	2007	2006	2007
	(restated)(5)		(restated)(5)

External sales elimination	—	—	—	—
Inter-segment revenue elimination(1)	(83,005)	(24,708)	(205,916)	(68,742)
Interest revenue	401	553	1,312	(515)
Other unallocated revenue	—	22	—	50

Total revenue	(82,604)	(24,133)	(204,604)	(69,207)

Cost of sales and operating expenses elimination(1)	83,005	24,708	207,132	68,742
Office and administration and other expenses(2)	(3,506)	(1,429)	(9,157)	(5,480)
Gain on LNG shareholder agreement	—	—	6,553	—

Earnings before interest, taxes, depreciation and amortization	(3,105)	(853)	(77)	(5,945)

Depreciation and amortization(3)	20	24	61	70
Interest expense(4)	6,253	(1,981)	1,133	(3,104)

Income from ordinary activities before income taxes	3,168	(2,810)	1,118	(8,979)

Income tax expenses	212	125	183	(60)

Non-controlling interest	2	1	2	6

Total net income	3,382	(2,684)	1,303	(9,033)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales and administration service fees.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(4)	Includes the elimination of interest accrued between segments.

(5)	Our third quarter and first nine months of 2006 segment results have been represented to conform with the presentation of results adopted for the year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segments result.
Analysis of Corporate Financial Results Comparing Quarter Ended September 30, 2007 and 2006
Key movements in Corporate between the third quarters of 2007 and 2006 were as follows:
✓	$8.1 million increase in net interest revenue less interest expenses mainly on account of interest costs recharged to other streams relating to the bridging facility of $130.0 million at market rates. This recharge was done retrospectively for the nine month period in the current quarter.

✓	$2.1 million increase in office and administration expenses mainly relating to non-cash stock compensation expense recognized during the quarter.
Management Discussion and Analysis     INTEROIL CORPORATION     27

Analysis of Corporate Financial Results Comparing the Nine Months Ended September 30, 2007 and 2006
Key movements in our Corporate services segment between the nine months ended September 30, 2007 and the same period of 2006 were as follows:
✓	$6.6 million gain recognized being the deferred gain on secured bridging facility realized on signing of PNG LNG Inc. Shareholder Agreement.

✓	$6.1 million increase in net interest revenue less interest expenses mainly on account of interest costs recharged to other streams relating to the Bridging facility of $130.0 million at market rates.

✓	$1.2 million increase in net income on realization of intra-group profit eliminated on consolidation between Midstream and Downstream during prior year end. .

✓	$3.7 million increase in office and administration expenses mainly relating to non-cash stock compensation expense recognized during the period.
Corporate Consolidated Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Corporate - Operating results	2007			2006				2005
($ thousands) (restated)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Inter-segment revenue elimination	(83,005)	(68,058)	(54,853)	(67,864)	(24,708)	(21,878)	(22,154)	(23,160)
Interest revenue	401	424	487	457	554	(1,194)	125	96
Other unallocated revenue	—	—	—	(50)	22	(23)	50	(243)

Total segment revenue	(82,604)	(67,634)	(54,366)	(67,457)	(24,132)	(23,095)	(21,981)	(23,307)

Cost of sales and operating expenses elimination	83,005	69,906	54,220	66,649	24,708	21,878	22,156	24,240

Office and administration and other expenses	(3,506)	(3,866)	(1,785)	(1,491)	(1,429)	(2,553)	(1,498)	(1,767)

Gain on LNG shareholder agreement	—	6,553	—	—	—	—	—	—

Earnings before interest, taxes, depreciation and amortization	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)	(1,321)	(834)

Depreciation and amortization	20	20	21	22	24	26	21	116
Interest expense	6,253	(2,768)	(2,352)	(3,131)	(1,981)	(838)	(285)	(196)

Income from ordinary activities before income taxes	3,168	2,211	(4,262)	(5,408)	(2,810)	(4,582)	(1,585)	(914)

Income tax expense	212	(15)	(13)	(10)	125	(166)	(20)	20
Non-controlling interest	2	—	—	(2)	1	3	2	1

Total net income/(loss)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)	(1,603)	(893)

Management Discussion and Analysis     INTEROIL CORPORATION     28

LIQUIDITY AND CAPITAL RESOURCES
Summary of Cash Flows for Quarter and Nine Months Ended September 30, 2007 and 2006

	Quarters ended Sep 30,		Nine months ended Sep 30,
($ thousands)	2007	2006	2007	2006
		(restated)		(restated)

Net cash inflows/(outflows) from:
Operating	(19,668)	1,137	(19,781)	(15,927)
Investing	8,265	(53,894)	1,172	(97,193)
Financing	926	22,318	(1,143)	84,116

Net cash movement	(10,477)	(30,439)	(19,752)	(29,004)

Opening cash	22,406	61,037	31,681	59,602

Closing cash	11,929	30,598	11,929	30,598

Operating Activities
For the quarter ended September 30, 2007, cash used by our operating activities was $19.6 million compared with cash provided by operations of $1.1 million for the same quarter in 2006. Reasons for the $20.7 million variance in cash movements include:
✓	Our net cash outflow, prior to changes in non-cash working capital, increased by $6.5 million on account of lower contributions from our Midstream and Downstream operations compared to the prior period.

✓	Our changes in non-cash working capital resulted in a cash outflow from operations of $11.9 million as compared to an inflow of $2.4 million in the same quarter of 2006. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the increasing price environment.
For the nine months ended September 30, 2007, cash used in our operating activities was $19.8 million compared with cash used in operations of $15.9 million for the same period in 2006. Reasons for the $3.9 million variance in cash movements include:
✓	Our cash provided by operations, prior to changes in non-cash working capital, improved by $12.7 million on account of higher margins from our Midstream and Downstream operations compared to the prior period. ✓ Our changes in non-cash working capital provided a cash outflow from operations of $20.5 million as compared to $4.0 million in same period of 2006. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the increasing price environment.
Investing Activities
For the quarter ended September 30, 2007, cash provided by our investing activities was $8.3 million compared to cash used in investing activities of $53.9 million for same quarter of 2006. During these periods, the cash used on investing activities consisted primarily of:
✓	$20.3 million on oil and gas exploration expenditure in the third quarter of 2007 relating to the Elk extended well program versus $14.1 million in third quarter of 2006 related to drilling and seismic activities. The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, separate cash calls are made of the IPI investors’ share of these costs.

✓	$9.5 million of proceeds from cash calls from IPI investors in relation to the Elk extended well programs. There were no cash calls received during the same period in 2006.

✓	$7.0 million received on settlement of the insurance claim for Elk well blowout.

✓	$6.6 million increase in our secured cash balances in third quarter of 2007 versus an increase of $12.3 million in the same quarter of 2006. Restricted cash movement is influenced by the amounts outstanding on different facilities within our working capital facility with BNP Paribas.
Management Discussion and Analysis     INTEROIL CORPORATION     29

✓	$2.5 million of proceeds from cash calls to joint venture partners in relation to the natural gas segment.

✓	$2.0 million on plant and equipment in the third quarter of 2007 mainly on LNG project deferred costs proportionately consolidated and Downstream projects. The $2.9 million in same quarter of 2006 primarily related to revamp and optimization activities undertaken by the refinery.

✓	$18.1 million increase in accounts payables relating mainly to the exploration program and the LNG Project.
For the nine months ended September 30, 2007, cash provided by our investing activities was $1.2 million compared with $97.2 million for the same period in 2006. During these periods, the cash used on investing activities consisted primarily of:
✓	$48.7 million on oil and gas exploration expenditure in nine months ended September 30, 2007 relating to Elk extended well program versus $34.3 million in same period of 2006 related to drilling and seismic activities The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for the IPI investors share of these costs.

✓	$7.0 million received on settlement of the insurance claim for Elk well blowout.

✓	$19.4 million of proceeds from cash calls from IPI investors in relation to the Elk extended well programs.

✓	$4.6 million decrease in our secured cash balances in nine month s ended September 30, 2007 versus an increase of $22.1 million in same period of 2006.

✓	$2.6 million as final payment in 2007 to acquire Shell Papua New Guinea as compared to $30.6 million payment in same period of 2006 as deposit on acquisition of Shell which was effective October 1, 2006.

✓	$6.7 million of proceeds from cash calls to joint venture partners in relation to the natural gas segment preliminary expenses.

✓	$3.6 million on plant and equipment in the first nine months of 2007 mainly on LNG project deferred costs proportionately consolidated and Downstream projects versus $13.2 million in same period of 2006 which primarily related to revamp and optimization activities undertaken by the refinery.
Financing Activities
For the quarter ended September 30, 2007, cash inflows from our financing activities amounted to $0.9 million. The cash movements caused by financing activities were primarily due to:
✓	$2.5 million of proceeds from Clarion Finanz on entering into an option agreement relating to the Elk well.

✓	$1.6 million repayment of the BNP working capital facility as compared to $12.1 million during the same period of 2006.

✓	During the third quarter of 2006, $34.6 million was received as further draw down of the bridging facility.
For the nine months ended September 30, 2007, cash outflows from our financing activities amounted to $1.1 million. The cash movements caused by financing activities were primarily due to:
✓	$7.5 million of proceeds from Clarion Finanz on entering into an option agreement relating to the Elk well.

✓	$8.9 million repayment of the BNP working capital facility as compared to $4.3 million during the same period of 2006.

✓	During the nine months ending September 2006, $113.7 million was received as draw down from bridging facility, and $21.5 million and $4.5 million repaid of the unsecured and secured loans respectively.
Management Discussion and Analysis     INTEROIL CORPORATION     30

Capital Expenditures
Upstream Capital Expenditures
Gross capital expenditures for exploration in Papua New Guinea were $20.2 million for the quarter ended September 30, 2007 and $48.7 million for the nine month period ended September 30, 2007 compared with $14.1 million and $34.3 million during the same periods in 2006.
Gross capital expenditures during the quarter ended September 30, 2007 consisted of:
✓	$6.2 million for seismic acquisition costs relating to Elk extended well program.

✓	$6.8 million on drilling Elk – 2 appraisal well as part of the Elk extended well program.

✓	Fixed assets and inventory movement made up the balance of the expenditure.
Gross capital expenditures during the first nine months of 2007 consisted of:
✓	$17.5 million for seismic acquisition costs relating to Elk extended well program.

✓	$20.0 million on drilling Elk – 2 appraisal well as part of the Elk extended well program.

✓	Fixed assets and inventory movement made up the balance of the expenditure.
The IPI investors are required to fund 31.55% of the Elk extended well program costs and the amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting the IPI interest in program.
The capital expenditures during the quarter and nine months ended September 30, 2006 mainly related to seismic and drilling of the Elk-1 exploratory well.
Midstream Capital Expenditures
There were no major capital expenditures in our Midstream operations for the quarter and nine months ended September 30, 2007. Capital expenditures of $12.0 million during the nine months ended September 30, 2006 primarily related to our refinery optimization program that was completed during the third quarter of 2006.
Downstream Capital Expenditures
Capital expenditures for the Downstream (or wholesale and retail distribution) business segment were $0.4 million for the three month period ended September 30, 2007 and $3.2 million for the nine month period ended September 30, 2007 compared with $1.0 million and $2.0 million during the same periods in 2006. Our 2007 capital expenditures mainly consisted of final payments for the acquisition of Shell’s Papua New Guinea business and costs associated with the construction and purchase of storage tanks and related infrastructure and new fuel distribution software for the Downstream business.
Sources of Capital
Upstream
We fund our Upstream capital expenditures for exploration on the IPI drilling program using the proceeds of the $125.0 million Indirect Participation Interest Agreement that we entered into in February 2005. For the expenditures on the extended well program and other appraisal wells, we have to fund our share of these costs from operational cash flows and secured loans available to the Company. Cash calls are also made from IPI investors for their share of interest in these appraisal wells.
On November 9, 2007, we closed a $10 million common stock offering, the funds from this offering will be used for appraisal and development of Elk/Antelope structures.
Management Discussion and Analysis     INTEROIL CORPORATION     31

Midstream
On August 9, 2007, approval was received for the renewal of Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch), for $170.0 million. This crude import facility is used to finance purchases of crude feedstock for our refinery. Our ability to borrow additional amounts under this crude import facility currently expires on August 31, 2008. As of September 30, 2007, $77.2 million remained available for use under the crude import facility. The weighted average interest rate under the crude import facility was 7.0% for the nine month period ended September 30, 2007.
In December 2006, our OPIC secured loan was amended. Under the amendment, the half year principal payments due in December 2006 and June 2007 of $4.5 million each have been deferred until December 31, 2007 and interest payments previously due on December 31, 2006 and June 30, 2007 were deferred till and paid in September 30, 2007. Scheduled repayments of interest and principal will recommence on December 31, 2007.
In addition, while cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Downstream
Our Downstream working capital and capital programs are funded by cash provided by operating activities.
Corporate
On May 4, 2006, we entered into a $130.0 million secured loan facility for a two year period. The interest rate under this secured loan facility is 4%. This facility was fully drawn down as at September 30, 2007 and expires on May 3, 2008.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us.
Upstream
We are obliged under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells. We completed our third exploration well (Elk-1) in November 2006, in which drilling costs increased as a result of a discovery with high pressure gas and gas liquids. The higher costs incurred at the Elk-1 well has been partially funded by the receipt of $7.0 million under our “Control of Well” insurance policy subsequent to the quarter end. We believe that we will be able to meet the obligations to drill the remaining five wells under the indirect participation agreement. We may have to raise additional funds in order for us to complete the program and meet the obligation under the agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. We believe that we will be able to reduce the cost of future exploration wells; however, if we are unable to drill future exploration wells at a cost per well that is significantly lower than the current cost of the Elk discovery well drilled pursuant to this agreement, we may not have sufficient funds to satisfy our obligations under the indirect
Management Discussion and Analysis     INTEROIL CORPORATION     32

participation agreement, and would look to farm out or raise additional capital. However, we can provide no assurances that a farm out will be completed, that the terms of any such farm out will be acceptable to us or that we will be successful in raising additional capital. As of September 30, 2007, we had incurred $79.4 million in capital expenditures pursuant to the indirect participation interest related to the drilling of exploration wells and associated assets required for the program.
In order to evaluate the Elk discovery of gas and gas liquids, we will be required to drill additional appraisal wells. We are not currently permitted to use proceeds raised under our indirect participation interest agreement to drill these wells. As a result, we will be required to obtain the consent of the investors under the indirect participation interest agreement to use these funds to drill non-exploration wells or we will be required to raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable.
We will also be required to raise funding for the Elk field development and delivery of gas to the LNG project. We plan to use a combination of debt, equity and partial sale of capitalized properties to strategic investors to raise adequate capital The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.
Midstream — Refining
We believe that we will have sufficient funds from our secured loan facility entered into with OPIC on June 12, 2001 to pay our estimated capital expenditures for 2007. As of December 31, 2006, our primary lender for the Midstream had agreed to defer interest payable until September 30, 2007 and principal until December 31, 2007 to assist our cash flows. In addition, while cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Midstream — Liquefaction
Completion of any LNG facility will require substantial amounts of financing and construction will take a number of years to complete. Being a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs after the initial costs of $200.0 million are funded by our Joint Venture Partners in the form of future cash calls to equalize their shareholding. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction. We plan to use a combination of debt, equity and partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.
Downstream
We believe that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2007.
Management Discussion and Analysis     INTEROIL CORPORATION     33

Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter and should be read in conjunction with our financial statements and the notes thereto:

	Payments Due by Period
		Less					More
Contractual obligations		than 1	1 – 2	2 – 3	3 – 4	4 – 5	than 5
($ thousands)	Total	year	years	years	years	years	years

Secured loan obligations	202,246	144,246	9,000	9,000	9,000	9,000	22,000
Accrued financing costs	1,450	1,450	—	—	—	—	—
Indirect participation interest(1)	1,924	581	1,344	—	—	—	—
Indirect participation interest(2)	96,086	—	96,086	—	—	—	—
Petroleum prospecting and retention licenses(3)	4,298	938	3,360	—	—	—	—

Total	306,004	147,214	109,790	9,000	9,000	9,000	22,000

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our unaudited financial statements for the quarter ended September 30, 2007.

(2)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at September 30, 2007, management estimate that a further $47,422,277 will be required to be spent to fulfill this commitment.

(3)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Off Balance Sheet Arrangements
Neither during the quarter ended, nor as at September 30, 2007, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.
Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $37,500 during the third quarter of 2007 (third quarter of 2006 — $37,500). This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Mr. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. An amount of $nil was payable to Breckland during the third quarter of 2007 (September 2006 — $107,242).
Amounts due to Directors and executives at September 30, 2007 totaled $30,500 for Directors fees (December 2006 — $18,000, September 2006 — $30,500) and $nil for executive bonuses (December 2006 - $nil, September 2006- $nil).
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of September 30, 2007, we had 29,922,842 common shares outstanding and 34,883,511 common shares on a fully diluted basis.
Management Discussion and Analysis     INTEROIL CORPORATION     34

Share Capital	Number of Shares

Balance December 31, 2005	29,163,320
Shares issued on exercise of options	132,285
Shares issued on amendment of indirect participation interest (PNGDV)	575,575

Balance December 31, 2006	29,871,180

Shares issued on conversion of indirect participation interest	26,667
Shares issued on conversion of warrants	2,995

Balance March 31, 2007	29,900,842

Shares issued on exercise of options	22,000

Balance June 30, 2007 and September 30, 2007	29,922,842

Remaining stock options authorized	1,311,750
Remaining shares issuable upon exercise of warrants	337,252
Remaining conversion rights authorized(1)	3,306,667
Other	5,000

Balance September 30, 2007 Diluted	34,883,511

(1)	In 2005, we sold indirect participation working interests in our exploration program. Each of the investors under our indirect participation interest agreement entered into in February 2005 have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under our indirect participation interest agreement choose to convert their interests, we would be required to issue an additional 3,306,667 common shares.
Derivative Instruments
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increase, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the IPE and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.
Management Discussion and Analysis      INTEROIL CORPORATION       35

For a description of our current derivative contracts as of September 30, 2007, see Note 8 to our financial statements for the quarter ended September 30, 2007 and 2006.
At September 30, 2007, we had a net payable of $562,725 (Dec 2006 — net receivable of $1,759,575, Sep 2006 — net receivable of $1,703,100) relating to commodity derivative contracts. Of this total, a payable of $nil (Dec 2006 – $45,925, Sep 2006 – receivable of $1,166,450) relates to hedges deemed effective at September 30, 2007 and a payable of $562,725 (Dec 2006 – receivable of $1,805,500, Sep 2006 – receivable of $536,650) relates to non-hedge accounted derivative contracts. The loss/gain on the non-hedge accounted derivative contracts is included in general and administration expenses for the nine months ended September 30, 2007. The gain/loss on the hedges on which final pricing will be determined in future periods of $nil (Dec 2006 – gain of $1,389, Sep 2006 – gain of $970,165) has been included in comprehensive income.
There was no outstanding hedge accounted contracts on which final pricing was to be determined in future periods as at September 30, 2007.
The following summarizes the hedge accounted contracts by derivative type on which final pricing will be determined in future periods as at September 30, 2006:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	50,000
Crude swap	Buy crude	100,000
Naphtha spread	Sell naphtha	75,000

At September 30, 2007, the Company had 325,000 bbls (Sep 2006 – 100,000 bbls) of open derivative contracts that were not hedge accounted as at September 30, 2007. Any gains/losses on these contracts are included in general and administration expenses for the period.
We will continue with our hedging and risk management program in 2007 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES
Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Revised Management’s Discussion and Analysis for the year ended December 31, 2006 available at www.sedar.com.
NEW ACCOUNTING STANDARDS
For a discussion of the new accounting standards to be used by us in 2007, please refer to our Revised Management’s Discussion and Analysis for the year ended December 31, 2006 available at www.sedar.com.
Management Discussion and Analysis      INTEROIL CORPORATION       36

NON-GAAP MEASURES RECONCILIATION
The following table reconciles net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2007			2006(1) ,(2)				2005(1)
($ thousands) (restated)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Upstream	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)	(5,136)	(16,464)
Midstream – Refining and Marketing	(1,332)	3,775	6,335	9,144	1,674	(8,188)	(5,229)	(6,333)
Midstream – Liquefaction	(4,104)	(444)	(322)	(396)	(298)	—	—	—
Downstream	3,301	2,760	3,028	1,143	1,954	3,559	(326)	3,963
Corporate & Consolidated	(3,105)	4,959	(1,930)	(2,299)	(853)	(3,770)	(1,321)	(834)
Earnings before interest, taxes, depreciation and amortization	(10,255)	5,557	3,102	6,873	1,370	(10,323)	(12,014)	(19,668)

Subtract:

Upstream	—	—	—	2	1	1	1	(6)
Midstream – Refining and Marketing	8,155	2,156	2,091	2,479	3,329	2,731	2,343	2,756
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	3,320	(67)	40	37	38	39	38	44
Corporate & Consolidated	(6,252)	2,768	2,351	3,131	1,981	838	285	195

Interest expense	5,223	4,857	4,482	5,649	5,349	3,609	2,667	2,989

Upstream	—	—	—	—	—	—	—	—
Midstream – Refining and Marketing	(69)	(12)	17	42	(46)	(137)	(118)	(129)
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	(261)	32	483	996	416	1,005	(144)	1,062
Corporate & Consolidated	(214)	15	14	11	(126)	163	17	(23)

Income taxes & non-controlling interest	(544)	35	514	1,049	244	1,031	(245)	910

Upstream	(299)	338	309	233	202	173	198	96
Midstream – Refining and Marketing	2,781	2,749	2,717	2,805	2,700	2,626	2,598	2,662
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	497	552	455	537	222	89	62	55
Corporate & Consolidated	(20)	(20)	(21)	(21)	(24)	(26)	(20)	(113)

Depreciation & amortization	2,959	3,619	3,460	3,554	3,100	2,862	2,838	2,700

Upstream	(4,716)	(5,831)	(4,318)	(954)	(1,310)	(2,098)	(5,335)	(16,554)
Midstream – Refining and Marketing	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)
Midstream – Liquefaction	(4,104)	(444)	(322)	(396)	(298)	—	—	—
Downstream	(255)	2,242	2,050	(427)	1,278	2,426	(282)	2,802
Corporate & Consolidated	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)	(1,603)	(893)

Net income (loss) per segment	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)	(17,825)	(17,272)	(26,267)

Management Discussion and Analysis      INTEROIL CORPORATION       37

(1)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to conform with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segments result.

(2)	Our September 2006 quarterly results have been represented to separate out our Midstream-Liquefaction segment from the Midstream Refining and Marketing segment.
PUBLIC SECURITIES FILINGS
You may access additional information about us, including our Revised Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F/A, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 liters (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic meter = 35.32 cubic feet.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Farmout A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for fulfilling contractually specified conditions. The farmout agreement often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, the well typically must be completed as a commercial producer to earn an assignment. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses
Feedstock Raw material used in a processing plant.
GAAP Generally accepted accounting principles.
Gross Margin Sales and operating revenues less cost of sales and operating expense.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
Management Discussion and Analysis      INTEROIL CORPORATION       38

LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. Acceptable first reference abbreviation. LNG is moved in tankers, not via pipelines. LNG, which is predominantly methane, artificially liquefied, is not to be confused with NGLs, natural gas liquids, heavier fractions which occur naturally as liquids. See also natural gas.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market To revalue futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
MOPS Mean of Platts Singapore
Naphtha That portion of the distillate obtained in the refinement of petroleum which is intermediate between the lighter gasoline and the heavier benzene, and has a specific gravity of about 0.7, used as a solvent for varnishes, illuminant, etc.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.
Mcf: standard abbreviation for 1,000 cubic feet.
Bil cu ft: Billion cubic feet. Also abbreviated to bcf.
Tcf: trillion cubic feet.
PGK Currency of Papua New Guinea, the kina
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
Management Discussion and Analysis      INTEROIL CORPORATION       39